UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2004

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

        Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated January 12, 2004, announcing preliminary sales results for the fourth quarter of 2003.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: January 12, 2004

Exhibit 99.1
FOR IMMEDIATE RELEASE
January 12th,2004
CAMTEK CONTACT:
MOSHE AMIT
TEL: +972-4-604-8308
MOBILE: +972-5-469-4902
mosheamit@camtek.co.il

CAMTEK REPORTS PRELIMINARY SALES RESULTS
FOR THE FOURTH QUARTER OF 2003

        MIGDAL HA’EMEK, ISRAEL – January 12th, 2004 – Camtek Ltd.
(NASDAQ:CAMT) reported today preliminary sales results for the fourth quarter of 2003, which reflect the trend of increasing demand for its PCB products. This trend, which was reported by Camtek together with its financial results for the third quarter of 2003, continued and even intensified in the fourth quarter.

        Camtek announced that its sales in the fourth quarter of 2003 are expected to reflect an approximate 17% increase over those of the third quarter of 2003, bringing sales in the fourth quarter of 2003 to close to $10 million. Camtek expects to report its final fourth quarter results, together with its audited results for the year 2003 on or about February 19th, 2004.

        “We wanted to share with our shareholders the trends we currently see in our markets, as these trends have clearly changed course over the last few months. Assuming that the current level of activity and the growth trends in the PCB industry continue during 2004, we expect our sales in 2004 to the PCB market alone to be 15%-25% higher than the rate of sales during the fourth quarter of 2003. This increase is expected to result in an additional increase in our gross profit,” said Rafi Amit, Camtek’s CEO.

        “We also expect substantial additional revenues to be generated during 2004 by the sales of the Falcon, our newly introduced system for semiconductor wafer-level inspection, and from additional sales of the Pegasus, our product for semiconductor packaging inspection ” added Mr. Amit.

ABOUT CAMTEK LTD.
Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha’Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. This press release is available at www.camtek.co.il

This press release contains projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions, as well as due to risks identified in the Company’s last Form 20-F and other documents filed by the Company with the SEC.